Premier Fund Solutions, Inc.         480 N. Magnolia Ave., # 103, El Cajon, CA 92020  (619) 588-9700

May 12, 2006

Securities and Exchange Commission

Public Filing Desk

Judiciary Plaza

450 5th Street, N.W.

Washington, D.C. 20549

Re:  Encompass Funds

File Nos. 811-21885; 333-132838

Attention: Keith A. O’Connell, Senior Counsel

Dear Ladies and Gentlemen:

This letter is to advise that after reviewing the comments provided in the April 14, 2006 letter regarding the N-1A filing on March 30, 2006, we have made the following modifications to the registration statement.

PART A. Prospectus

The Principal Investment Strategies and Policies of the Fund, page 4

1.

We have amended the prospectus to state, “Under normal market conditions, the Fund invests primarily in publicly-traded common stocks of U.S. companies.”  We have also further clarified how the Fund will invest and utilize different investments in this section by adding, “Based on market conditions the Adviser will allocate all, or a portion, of Fund assets between common stocks, ETFs and REITs.”

2.

Under Section 12(d)(1)(F) of the Investment Company Act of 1940, the limitations on a registered investment company's acquisition of the shares of another investment company do not apply if the registered investment company acquiring the shares charges a sales load of one and a half percent or less.  The Encompass Fund is a no-load fund and can, therefore, invest in other investment companies without limitation.

Who May Consider Investing, page 9

3.

We have updated the language to state: “You are seeking capital appreciation and intend to remain invested for at least five years.”

Re:  Encompass Funds, Page 2

File Nos. 811-21885; 333-132838

May 12, 2006

The Investment Adviser, page 12

4.

We have added additional information about the adviser’s prior experience to clarify the adviser’s focus.  The following disclosure has been added: “Mr. Gissen’s management experience has focused primarily on investments in publicly traded companies, including real estate investment trusts.”, and “Mr. Berol’s management experience has focused primarily on investments in publicly traded companies, including real estate investment trusts, and limited partnerships.”

Pricing of Fund Shares, page 13

5.

We have added the following additional language discussing the effects of fair value pricing:  “Fair valuation involves subjective judgements and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.”

6.

We have clarified this sentence as follows, “The Fund may use pricing services to assist in the determination of market value.”

Telephone and Wire Transactions, page 17

7.

We have amended this section to state, “Shares purchased by wire will be purchased at the NAV next determined after the Transfer Agent receives your wired funds and all required information is provided in the wire instructions.  If wired funds are received by the Transfer Agent no later than 4:00 p.m.  Eastern time, then the shares purchased will be priced at the NAV determined on that business day.  If the wire is not received by 4:00 p.m.  Eastern time, the purchase will be effective at the NAV next calculated after receipt of the wire.”

Regulatory Mailings, page 23

8.

We have added additional language stating, “Investors with multiple accounts may request delivery of multiple prospectuses.”

PART B. Statement of Additional Information

9.

We have revised the section on Disclosure of Portfolio Holdings to include the name of the Accounting Agent.

Re:  Encompass Funds, Page 3

File Nos. 811-21885; 333-132838

May 12, 2006

10.

We have revised the section on Disclosure of Portfolio Holdings to include the specific parties that will have an ongoing arrangement to receive information about the Fund’s portfolio holdings.  We have also deleted the reference to “newly hired investment advisors and sub-advisors.”

General Comments

11.

In future filings we will enclose a cover letter providing contact information.  All letters and supplemental information will be filed on EDGAR.

12.

We understand that portions of the filing are incomplete and that you may have additional comments on such portions when we complete them in a pre-effective amendment, or exhibits added in any pre-effective amendments.

13.

We have not submitted and do not expect to submit an exemptive application or no-action request in connection with the registration statement.

14.

We will be filing a pre-effective amendment pursuant to rule 472 under the Securities Act of 1933 that will include all the responses we have discussed.  We also will mark all changes in the pre-effective amendment showing changes from the previous filing.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (619) 588-9700.

Very truly yours,

/s/ Jeffrey R. Provence

Jeffrey R. Provence

cc: Michael Wible, Thompson Hine LLP